SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 13)

Under the Securities Exchange Act of 1934

Stewart Enterprises, Inc.
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

860370105
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  860370105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank B. Stewart, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,996,207 Class A shares(1) 3,555,020 Class B shares(2)
	6.	Shared Voting Power 353,880 Class A shares(3)
	7.	Sole Dispositive Power 5,996,207 Class A shares(1) 3,555,020 Class B shares(2)
	8.	Shared Dispositive Power 353,880 Class A shares(3)
9.	Aggregate Amount Beneficially Owned by each Reporting Person 6,350,087 Class A shares(1) 3,555,020 Class A shares(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 7.8% – Class A(4) 100% – Class B(4)
12.	Type of Reporting Person (See Instructions) IN

(1) Includes 79,868 Class A shares that Mr. Stewart is required to retain until he ceases to serve on the Issuer’s Board of Directors.
(2) Convertible into an equal number of Class A shares.
(3) Held by a family foundation.
(4) Based on 81,714,336 shares of Class A Common Stock and 3,555,020 shares of Class B Common Stock outstanding as of December 31, 2012.

ITEM 1:

(a)  Name of Issuer:

Stewart Enterprises, Inc.

 (b)  Address of Issuer’s Principal Executive Offices:

1333 South Clearview Parkway, Jefferson, LA  70121

ITEM 2:

(a)  Name of Person Filing:

Frank B. Stewart, Jr.

(b)  Address of Principal Business Office or, if None, Residence:

111 Veterans Memorial Boulevard, Suite 160, Metairie, LA  70005

(c)  Citizenship:

United States

(d)  Title of Class of Securities:

Class A Common Stock, no par value per share;
Class B Common Stock, no par value per share

(e)  CUSIP Number:

860370105

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned:

6,350,087 Class A shares
3,555,020 Class B shares*

(b)  Percent of class:

7.8 % of Class A shares
100 % of Class B shares

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 5,996,207 Class A shares 3,555,020 Class B shares*
(ii)	Shared power to vote or to direct the vote 353,880 Class A shares
(iii)	Sole power to dispose or to direct the disposition of 5,996,207 Class A shares 3,555,020 Class B shares*
(iv)	Shared power to dispose or to direct the disposition of 353,880 Class A shares

*Convertible into an equal number of Class A shares

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [      ].

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The Frank B. Stewart, Jr. Foundation, a non-profit corporation, is the direct owner of 353,880 shares of Class A Common Stock reported herein and has the right to receive dividends from, and proceeds from the sale of, those shares.  Mr. Stewart shares voting and investment power over these shares.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:  CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013	By:	/s/ Frank B. Stewart, Jr
Frank B. Stewart, Jr